Exhibit 99.2

For Immediate Release: April 20, 2023

Attention: Business Editors

VERSABANK ANNOUNCES THE RESULTS OF ITS 2023 MEETING OF SHAREHOLDERS

LONDON/ON/CNW/ - VersaBank (TSX: VBNK; NASDAQ: VBNK) (“VersaBank” or the “Bank”) reports the results of its 2023 Annual and Special Meeting of Shareholders (the “Meeting”) held in Toronto, Ontario on April 19, 2023.

Each of the director nominees listed in VersaBank’s Management Information Circular dated February 24, 2023, were elected as directors of the Bank. The detailed results of the vote are as follows, with percentages rounded to two decimal places:

Director		Number of Votes Cast	Percentage of Votes Cast
Robbert-Jan Brabander	In Favour: Withheld:	8,998,130 152,212	98.34 1.66	% %
David A. Bratton	In Favour: Withheld:	8,973,818 176,524	98.07 1.93	% %
Gabrielle Bochynek	In Favour:	8,877,464	97.02%
	Withheld:	272,878	2.98%
The Honourable Thomas A. Hockin	In Favour: Withheld:	8,976,480 173,862	98.10 1.90	% %
Peter M. Irwin	In Favour:	9,005,350	98.42%
	Withheld:	144,992	1.58%
Richard Jankura	In Favour:	8,983,668	98.18%
	Withheld:	166,674	1.82%
Arthur Linton	In Favour: Withheld:	9,003,150 147,192	98.39 1.61	% %
Susan T. McGovern	In Favour: Withheld:	9,004,432 145,910	98.41 1.59	% %
Paul G. Oliver	In Favour: Withheld:	9,005,479 144,863	98.42 1.58	% %
David R. Taylor	In Favour: Withheld:	9,005,631 144,711	98.42 1.58	% %

At the Meeting, the Shareholders also approved the appointment of Ernst & Young LLP as auditors of the Bank.

VersaBank’s Voting Results with respect to all matters voted upon at the Meeting will be filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.

ABOUT VERSABANK

VersaBank is a Canadian Schedule I chartered (federally regulated) bank with a difference. VersaBank became the world’s first fully digital financial institution when it adopted its highly efficient business-to-business model in 1993 using its proprietary state-of-the-art financial technology to profitably address underserved segments of the Canadian banking market in the pursuit of superior net interest margins while mitigating risk. VersaBank obtains all of its deposits and provides the majority of its loans and leases electronically, with innovative deposit and lending solutions for financial intermediaries that allow them to excel in their core businesses. In addition, leveraging its internally developed IT security software and capabilities, VersaBank established wholly owned, Washington, DC-based subsidiary, DRT Cyber Inc. to pursue significant large-market opportunities in cyber security and develop innovative solutions to address the rapidly growing volume of cyber threats challenging financial institutions, multi-national corporations and government entities on a daily basis.

VersaBank’s Common Shares trade on the Toronto Stock Exchange (“TSX”) and on Nasdaq under the symbol VBNK. Its Series 1 Preferred Shares trade on the TSX under the symbol VBNK.PR.A.

FOR FURTHER INFORMATION, PLEASE CONTACT:

LodeRock Advisors

Lawrence Chamberlain

(416) 519-4196

lawrence.chamberlain@loderockadvisors.com

Visit our website at: www.versabank.com

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